Exhibit 99.1

NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS
REPORT ON VOTING RESULTS

Gold Standard Ventures Corp. (the “Company”) (TSX: GSV; NYSE AMERICAN: GSV) held a special meeting of shareholders, holders of options (“Options”) to acquire shares (“Shares”) and holders of restricted share units (“RSUs” and, together with the Options and the Shares, the “Securities”) of the Company (collectively, the “Securityholders”) on August 9, 2022 (the “Meeting”) and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following voting results obtained at the Meeting:

Total Shares issued and outstanding on June 30, 2022:	358,735,368
Total Shares represented at the Meeting:	223,971,939
Percentage of total Shares represented at the Meeting:	62.43%

Total Securities issued and outstanding on June 30, 2022:	378,705,626
Total Securities represented at the Meeting:	241,097,335
Percentage of total Securities represented at the Meeting:	63.66%

The matter considered at the Meeting is described in greater detail in the Company’s management information circular dated July 6, 2022 related to the Meeting (the “Circular”), available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at https://goldstandardv.com/investors/filings-financials/sms/.

Based on the proxies received and a vote conducted by ballot at the Meeting, the special resolution (the “Arrangement Resolution”), the full text of which is included as Appendix A to the Circular, approving a plan of arrangement involving the Company and Orla Mining Ltd. under section 288 of the Business Corporations Act (British Columbia), as more fully described in the Circular, was approved by the Securityholders of the Company.

The following is a summary of the votes cast by holders of Shares:

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	219,665,524 (98.08%)	4,306,415 (1.92%)	Approved

The following is a summary of the votes cast by Securityholders (voting together as a single class):

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	236,790,920 (98.21%)	4,306,415 (1.79%)	Approved

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

The following is a summary of the votes cast by holders of Shares (excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions):

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	218,218,419 (98.06%)	4,306,415 (1.94%)	Approved

Dated this 9th day of August, 2022.

Gold Standard Ventures Corp.	PAGE 2